FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media
Information


                                05 March 2007

              BG Group To Sell Selected Canadian Assets


BG Group today announced that it has signed a Sale and Purchase Agreement with Canada-based Progress Energy Limited for the sale of some of its Canadian assets
- specifically those known as Bubbles, Ojay and Copton/Lynx - for a total consideration of C$ 525 million (US$ 445 million approx).


Closing the transaction is conditional upon clearance under the Canadian Competition Act which is expected in April 2007.


BG will retain significant exploration prospects in Canada and Alaska as well its 50% interest in the producing Waterton asset in Southwest Alberta. BG's retained exploration prospects consist of operatorship of two licences in the Central Mackenzie Valley of the Northwest Territories covering 110,196 hectares; ownership of 80,233 hectares in the Foothills of British Columbia; and, in Alaska a 33.3% and 40% interest in over 2.5 million acres of exploration potential in the North Slope Foothills and Eastern North Slope respectively.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.




Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


BG entered Canada with the purchase of El Paso Oil and Gas Canada Inc in March 2004. The cash consideration was US$345.6 million. The properties purchased are located in the Western Canadian Sedimentary Basin covering the four core areas of Bubbles, Ojay, Copton and Waterton.


In May 2005, BG acquired two licences (EL 429 & EL 432) in the Colville Lake area of the Mackenzie Valley, Northwest Territories, about 700 miles north west of Yellowknife. BG has a 75% interest and is operator.


In September 2005, BG acquired a 100% interest in a 3,200 acre licence and a 50% interest in a 1,920 acre licence in the Waterton area of Southeast Alberta


In January 2006, BG acquired a 100% interest in a 45,000 acre licence in the Robb Lake area of Northeast British Columbia


In January 2006, BG signed a Participation Agreement with Anadarko and Petro-Canada for a 33.33% farm-in to 2.1m acres on the Alaskan North Slope. Alaska's North Slope has estimated discovered reserves in excess of 17 billion barrels of oil and 35 trillion cubic feet of gas.


In May 2006, BG signed an Exploration Agreement with Anadarko for a 40% share in 208,000 acres on the Alaskan Eastern North Slope. The acreage is situated near Prudhoe Bay field which has already produced over 10 billion barrels of oil.



Cautionary note to US investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive information tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in the Notes to Editors of this press release, such as "estimated discovered reserves", that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group plc, 100 Thames Valley Park Drive, Reading RG6 1PT. You may read and copy this information at the SEC's public reference room, located at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website maintained by SEC at http://www.sec.gov



Enquiries:

Communications:                                        +44 (0) 118 929 2462
Out of hours media mobile:                             +44 (0) 791 718 5707
Communications (North America)                         +1 713 599 4009
Investor Relations                                     +44 (0) 118 929 3025

Website: www.bg-group.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    BG Group plc


Date: 6 March, 2007                                 By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary